UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Unifi, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
341140 10 1
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      ☐  Rule 13d-1(b)
      ☒ Rule 13d-1(c)
      ☐  Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.: 904677 10 1

1	NAMES OF REPORTING PERSONS William M. Sams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		4,300,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		600,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,300,000

WITH:	8	SHARED DISPOSITIVE POWER

		600,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,300,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.93%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
CUSIP No.: 904677 10 1

1	NAMES OF REPORTING PERSONS Marlin Sams Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		600,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		600,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.97%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1.
     (a) The name of the Issuer is Unifi, Inc.
     (b) The Issuer’s principal executive offices are located at 7201 W. Friendly Ave., Greensboro, NC 27410-6237.
Item 2.
     (a) This Amendment No. 2 to Schedule 13G is filed on behalf of William M. Sams, individually and Marlin Sams Fund, L.P., a Delaware limited partnership (the “Partnership”), (collectively, the “Reporting Persons”).
     (b) The principal executive offices of the Partnership are located at 645 Fifth Avenue, New York, New York 10022.
           The principal business address for the individual Reporting Person is 750 North St. Paul, Suite 1650, Dallas, TX 75201.
     (c) The Partnership is a Delaware limited partnership. The individual Reporting Person is a member of Marlin Sams GenPar, LLC, a Delaware limited liability company, which is the general partner of the Partnership. The individual Reporting person is a citizen of the United States.
     (d) This Amendment No. 2 to Schedule 13G relates to the common stock of the Issuer, par value $.10 per share.
     (e) The CUSIP number of the common stock is 904677 10 1.
Item 3.
     [Not applicable]
Item 4. Ownership.
     (a) Amount beneficially owned:

1) William M. Sams:	4,300,000
2) Marlin Sams Fund, L.P.:	600,000

Total:	4,900,000	shares
     (b) Percent of class:

1) William M. Sams.:	6.93%
2) Marlin Sams Fund, L.P.:	0.97%

Total:	7.90%
     (c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

	1) William M. Sams:	4,300,000
	2) Marlin Sams Fund, L.P.:	0

	Total:	4,300,000

(ii)	Shared power to vote or to direct the vote:

	1) William M. Sams:	600,000
	2) Marlin Sams Fund, L.P.:	600,000

	Total:	600,000

(iii)	Sole power to dispose or to direct the disposition of:

	1) William M. Sams:	4,300,000
	2) Marlin Sams Fund, L.P.:	0

	Total:	4,300,000

(iv)	Shared power to dispose or to direct the disposition of:

	1) William M. Sams:	600,000
	2) Marlin Sams Fund, L.P.:	600,000

	Total:	600,000
Mr. Sams is a member of the general partner of the Partnership, and may be deemed to share the power to direct the voting and disposition of the shares of the Issuer held by the Partnership. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Sams is the beneficial owner of any of the securities held by the Partnership.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effective of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: January 27, 2009

/s/ William M. Sams

William M. Sams

MARLIN SAMS FUND, L.P.

	By:	Marlin Sams GenPar, LLC,
General Partner

		By:	/s/ William M. Sams

		Its:	MEMBER